March 6, 2020

Matthew Derby

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Smart Decision, Inc.
Offering Statement on Form 1-A
Post-Qualification Amendment No. 4
Filed February 20, 2020
File No. 024-10822

Dear Mr. Derby:

We are in receipt of your letter dated March 2, 2020, setting forth certain comments to Post-Qualification Amendment No. 4 to the Form 1-A filed on February 20, 2020 by Smart Decision, Inc., a Wyoming corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Post-Qualification Amendment to Form 1-A

Summary, page 2

1.	Please disclose in the summary that you are still developing an algorithm for CBD products and that you have not generated any revenue. Briefly discuss how you intend to generate revenues but that there can be no assurance you will ever develop a marketable product or generate revenues.

RESPONSE: Concurrent with the filing herewith, the Company filed Post-Qualification Amendment No. 5 to the Form 1-A which, includes revisions to the “Summary” section to provide additional disclosure, as requested.

General

2.	We note section 16 of your bylaws contains a mandatory arbitration provision. Please revise your offering statement to:

•	Describe the mandatory arbitration provision, including how it will impact your investors, identifying the relevant forum for arbitration and clarifying whether or not arbitration is the exclusive means of resolving disputes between the company and its shareholders;

•	Describe any questions as to enforceability of each such provision under federal and state law;

•	Clarify whether this provision applies to claims under the federal securities laws and to claims other than in connection with this offering; and

•	Clarify whether purchasers of interests in a secondary transaction would be subject to mandatory arbitration.

To the extent the provision applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE: on March 5, 2020, the Board of Directors of the Company, through unanimous written consent, approved resolutions amending the Company’s Bylaws to eliminate Section 16 of Article II of the Company’s Bylaws to eliminate the provision in question. Concurrent with the filing herewith, the amended Bylaws were attached as an exhibit to the filing of the of the Post-Qualification Amendment No. 5 to the Form 1-A.

3.	Section 15 of your bylaws identifies Wyoming as the exclusive forum for adjudication of disputes. Please revise your offering statement to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering statement to clarify the relevant forum and to include related risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE: Concurrent with the filing herewith, the Company filed Post-Qualification Amendment No. 5 to the Form 1-A which, includes revisions to the “DESCRIPTION OF SECURITIES” Section, subsection “Certain Provisions” to provide additional disclosure, as requested.

4.	Please provide the financial statements required by Part F/S of Form 1-A.

RESPONSE: Concurrent with the filing herewith, the Company filed Post-Qualification Amendment No. 5 to the Form 1-A which, includes the financial statements required by Pars F/S of Form 1-A, as requested.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley
Outside Legal Counsel

cc:	Adam Green, CEO
Eric Gutmann, CFO